May 27, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Office of Manufacturing
Washington, D.C. 20549
Attention: Bradley Ecker, Staff Attorney

Re:	James Hardie Industries plc
Registration Statement on Form F-4
Filed May 5, 2025
File No. 333-286977

Dear Mr. Ecker:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, James Hardie Industries plc respectfully requests that the effective date of its Registration Statement on Form F-4 (File No. 333-286977) be accelerated by the Securities and Exchange Commission to May 29, 2025 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact Richard Witzel of  Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0784 with any questions you may have regarding this request. In addition, please notify Mr. Witzel by telephone when this request for acceleration has been granted.

[Signature page follows]

Very truly yours,

/s/ Tim Beastrom
Tim Beastrom
Chief Legal Officer

cc:	Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP